UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Lilis Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

532403102

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 532403102	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wallington Investment Holdings, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,415,893 shares (1)
	6.	SHARED VOTING POWER 0 shares
	7.	SOLE DISPOSITIVE POWER 1,415,893 shares (1)
	8.	SHARED DISPOSITIVE POWER 0 shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,415,893 shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2% (2)
12.	TYPE OF REPORTING PERSON (see instructions) FI

(1)	1,415,893 shares of common stock of Lilis Energy, Inc. (the “Issuer”) are owned directly by Wallington Investment Holdings, Ltd. (“Wallington”) and indirectly by Mr. Pierre Caland (“Mr. Caland”), the holder of sole voting and dispositive power over such shares.
(2)	This percentage is calculated based upon 19,587,732 shares of the Issuer’s common stock issued and outstanding as of December 31, 2013, as provided by the Issuer.

SCHEDULE 13G

CUSIP No. 532403102	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Silvercreek Investment Limited Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 608,369 shares (1)
	6.	SHARED VOTING POWER 0 shares
	7.	SOLE DISPOSITIVE POWER 608,369 shares (1)
	8.	SHARED DISPOSITIVE POWER 0 shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 608,369 shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.1% (2)
12.	TYPE OF REPORTING PERSON (see instructions) FI

(1)	608,369 of the shares are owned directly by Silvercreek Investment Limited Inc. (“Silvercreek”) and indirectly by Mr. Caland, the holder of sole voting and dispositive power over such shares.
(2)	This percentage is calculated based upon 19,587,732 shares of the Issuer’s common stock issued and outstanding as of December 31, 2013, as provided by the Issuer.

SCHEDULE 13G

CUSIP No. 532403102	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mr. Pierre Caland
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,024,261 shares (1)
	6.	SHARED VOTING POWER 0 shares
	7.	SOLE DISPOSITIVE POWER 2,024,261 shares (1)
	8.	SHARED DISPOSITIVE POWER 0 shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,024,261 shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.3% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	2,024,261 of the shares are owned indirectly by Mr. Caland through Wallington and Silvercreek. Mr. Caland is the holder of sole voting and dispositive power over such shares.
(2)	This percentage is calculated based upon 19,587,732 shares of the Issuer’s common stock issued and outstanding as of December 31, 2013, as provided by the Issuer.

SCHEDULE 13G

CUSIP No. 532403102	Page 5 of 8 Pages

Item 1.

(a)	Name of issuer:

Lilis Energy, Inc. but previously Recovery Energy, Inc.

(b)	Address of issuer’s principal executive offices:

1900 Grant Street, Suite #720

Denver, CO 80203

Item 2.

(a)	Name of persons filing:

Wallington Investment Holdings, Ltd. (“Wallington”)

Silvercreek Investment Limited Inc. (“Silvercreek”)

Mr. Pierre Caland (“Mr. Caland”)

(b)	Address of the principal office or, if none, residence:

As to Wallington: Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands

As to Silvercreek: Calle 50, Edificio Bancomer, P.O. Box 7412, Panama 5, Republic of Panama

As to Mr. Caland: Rutimatstrasse 16, 3780 Gstadd, Switzerland

(c)	Citizenship:

As to Wallington: British Virgin Islands

As to Silvercreek: Panama

As to Mr. Caland: France

(d)	Title of class of securities:

Common Stock, par value $0.0001

(e)	CUSIP No.:

532403102

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Item 9 of Cover Pages

(b)	Percent of class: See Item 11 of Cover Pages

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 of Cover Pages

(ii)	Shared power to vote or to direct the vote:

See Item 6 of Cover Pages

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 of Cover Pages

SCHEDULE 13G

CUSIP No. 532403102	Page 6 of 8 Pages

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 of Cover Pages

1,415,893 shares are owned directly by Wallington and indirectly by Mr. Caland, the holder of sole voting and dispositive power of such shares.

608,369 shares are owned directly by Silvercreek and indirectly by Mr. Caland, the holder of sole voting and dispositive power of such shares.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits:

A:	Joint Filing Statement

SCHEDULE 13G

CUSIP No. 532403102	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Wallington Investment Holdings, Ltd.

/s/ Pierre Caland
By: Mr. Pierre Caland
Its: Director and Sole Beneficial Shareholder
Date: February 14, 2014

Silvercreek Investment Limited Inc.

/s/ Pierre Caland
By: Mr. Pierre Caland
Its: Director and Sole Beneficial Shareholder
Date: February 14, 2014

Mr. Pierre Caland

/s/ Pierre Caland
By: Mr. Pierre Caland
Date: February 14, 2014

SCHEDULE 13G

CUSIP No. 532403102	Page 8 of 8 Pages

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Each of them is responsible for the timely filing of such Schedule 13D or Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d promulgated under the Exchange Act, the undersigned hereby agree to the joint filing with each other on behalf of each of them to such a statement on Schedule 13D or Schedule 13G with respect to the common stock, $0.0001 par value (including shares of common stock issuable upon conversion of notes and exercise of warrants) of Lilis Energy, Inc. beneficially owned by each of them. Each of the undersigned hereby expressly authorizes each other party to file on its behalf any and all amendments to such statement. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: February 14, 2014

Wallington Investment Holdings, Ltd.

By:	/s/ Pierre Caland
Name:	Pierre Caland
Title:	Director and Sole Beneficial Shareholder

Silvercreek Investment Limited Inc.

By:	/s/ Pierre Caland
Name:	Pierre Caland
Title:	Director and Sole Beneficial Shareholder

Pierre Caland

By:	/s/ Pierre Caland